Exhibit 3.1

CERTIFICATE OF ELIMINATION

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

RED ROBIN GOURMET BURGERS, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

Red Robin Gourmet Burgers, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

1.                                       Pursuant to Section 151 of the DGCL and authority conferred upon the Board of Directors of the Corporation (the “Board”) by the Amended and Restated Certificate of Incorporation dated July 18, 2002 of the Corporation, as amended (the “Certificate of Incorporation”), the Board previously designated 16,710 shares of preferred stock as Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), and established the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof as set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock of Red Robin Gourmet Burgers, Inc. (the “Series A Certificate of Designations”), with respect to such Preferred Stock, which Series A Certificate of Designations was filed in the Office of the Secretary of State of the State of Delaware on August 11, 2010 and is in full force and effect on the date hereof.  None of the authorized shares of Preferred Stock are outstanding and none will be issued.

2.                                       Pursuant to authority conferred upon the Board by the Certificate of Incorporation the Board adopted the following resolutions:

RESOLVED, that none of the authorized shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Corporation (the “Preferred Stock”) are outstanding and none will be issued subject to that certain Certificate of Designations of Series A Junior Participating Preferred Stock of the Corporation filed with the Delaware Secretary of State on August 11, 2010 (the “Certificate of Designations”).

RESOLVED FURTHER, that the Corporation be, and hereby is, authorized and directed to file with the Delaware Secretary of State the Certificate of Elimination (the “Certificate of Elimination”) containing these resolutions, with the purpose of eliminating the authorized number of shares of Preferred Stock, and as a result under Section 151 of the Delaware General Corporation Law, the Preferred Stock shall no longer be an authorized series of the Corporation.

RESOLVED FURTHER, that Annita M. Menogan, Senior Vice President and Chief Legal Officer, be, and hereby is, authorized and directed, for and on behalf of the Corporation and in its name, to execute and file the Certificate of Elimination, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Amended and Restated Certificate of Incorporation of the Corporation all matters set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock with respect to the Preferred Stock, and to take such further actions as she may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the Delaware General Corporation Law.

3.                                       That in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Preferred Stock,

4.                                       The foregoing Certificate of Elimination has been duly approved by the Board.

IN WITNESS WHEREOF, this Certificate of Elimination is executed on behalf of the Corporation by its Senior Vice President and Chief Legal Officer this 27th day of May, 2011.

By:	/s/ Annita M. Menogan
Annita M. Menogan, Senior Vice President and Chief Legal Officer